FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: November 14, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
November 10, 2005	AMEX: GLE

Glencairn reports third-quarter results

Glencairn Gold Corporation is pleased to report its financial results for the three-month and nine-month periods ended September 30, 2005 (Q3/05). The consolidated financial statements along with management’s discussion and analysis can be viewed on the Company’s website at www.glencairngold.com and have been filed on SEDAR (www.sedar.com). All currency figures are in U.S. dollars unless otherwise noted. Please refer to details below regarding a conference call on November 11, 2005, at 1 p.m. EST.

Highlights

•	Bellavista Mine meeting all feasibility performance parameters; commercial production expected to begin in December 2005.

•	Net loss declines for third-quarter and nine-month periods compared to year earlier results.

•	Development of Santa Pancha Zone at Limon Mine on schedule for Q1/06 production, subject to reopening the mine in a timely fashion.

Key Statistics (Limon Mine only)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Gold ounces sold	9,598	13,182	31,490	35,737
Average spot gold price per ounce	$439	$401	$431	$401
Realized gold price per ounce	$441	$404	$432	$402
Cash operating costs per ounce sold	$409	$268	$347	$308
Total cash costs per ounce sold	$437	$290	$373	$331
Tonnes milled	82,435	88,804	245,310	252,339
Ore grade (grams per tonne)	4.4	5.4	4.7	5.0
Recovery (%)	84.6	85.1	83.3	84.4
Gold ounces produced	9,814	13,555	30,867	34,117
Cost per tonne milled	$47	$40	$43	$40

Note:   Gold produced from the Bellavista Mine to date is considered pre-commercial production and is not included in sales.

Financial Results

The Company’s net loss for Q3/05 declined to $987,000 or $0.01 per share compared to a net loss of $2.2 million or $0.02 per share in Q3/04. The net loss for the first nine months of 2005 declined to $2.6 million or $0.02 per share compared to a net loss of $8.3 million or $0.06 per share in the first nine months of 2004.

The Company’s cash and working capital at September 30, 2005, stood at $1.8 million and $4.7 million, respectively, compared to $13.7 million and $18.7 million, respectively, at December 31, 2004. The reduction in working capital was largely due to construction of the Bellavista Mine in Costa Rica. Total construction costs for Bellavista are expected to be approximately $35 million. At September 30, 2005, approximately $4 million remained to be spent, most related to the grinding mill, which is planned to be built in 2006.

Cash on hand at September 30, 2005, and cash from operations in 2005 and 2006 may not be sufficient to fund the Company’s needs. The Company will likely require approximately $3 million additional cash during the next 12 months.

Bellavista Mine

The Bellavista Mine in Costa Rica has met all performance projections set out in the operation’s feasibility study, including tonnes mined per month, grades and recoveries. To the end of Q3/05, 510,000 dry tonnes grading 1.64 grams gold per tonne were placed on the pad. To the end of September, 2005, the Company sold 4,225 ounces of gold from Bellavista. Sales are credited to capital costs in the period prior to commercial production. Commercial production is expected to begin in December, 2005. Bellavista is expected to produce an average of 60,000 ounces gold per year over eight years based on current reserves. The original reserve estimates at Bellavista were based on a $325 gold price, and the Company has engaged consultants to re-evaluate these reserves based on the currently higher gold price.

As previously reported, the Company temporarily suspended mining operations during a planned shutdown from September 15 to October 24, when rainfall in Costa Rica is typically at its heaviest. However, gold leaching and gold recovery continued uninterrupted during that period.

Limon Mine

Production at the Limon Mine suffered during the quarter as a result of lower than predicted grades being mined as well as several short production delays due to illegal road blockades between the mine and the mill. Gold production at the Limon Mine declined to 9,814 ounces in Q3/05 compared to 13,555 ounces in Q3/04 and to 30,867 in the first nine months of 2005 compared to 34,117 in the first nine months of 2004. The decline in gold production together with the increase in cost of sales resulted in higher cash operating costs for both periods in 2005 compared to 2004.

Development of a ramp to access the Santa Pancha Zone at Limon has been proceeding on schedule and is expected to provide a second source of ore for the mine allowing greater flexibility and, ultimately, allowing the mine to produce on a more consistent basis.

Subsequent to the end of Q3/05, on November 3, 2005, a group of approximately 20 employees illegally blocked access to the Limon Mine’s working areas. This blockade, and other intermittent illegal blockades earlier in the year, has undermined the Company’s efforts to contain costs at the mine and to put the operation on a solid, long-term footing. By suspending operations, the Company will reduce costs to a manageable level until the situation is resolved. The Company is addressing the issue of road blockades with various departments of the Nicaraguan government in an effort to find a permanent solution to this matter. The duration and outcome of the suspension cannot be determined at this time, but gold production will not resume at Limon until the issues surrounding the illegal blockades are resolved; therefore, the suspension may have a negative effect on the Company’s cash flow and loan covenants.

Conference Call

A conference call will be held on November 11, 2005, at 1:00 p.m. EST to discuss the Q3/05 results. To participate in the call, dial in to 416-695-5259 or, toll free in North America, to 1-877-888-3490. The conference call will be available for replay until November 25, 2005, by dialing 416-695-5275 or, toll free in North America, 1-888-509-0081 and using the passcode “Glencairn”.

To find out more about Glencairn Gold Corporation, visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.